Exhibit 4(b)(xiii)

Lord Blackwell

Chairman

2 March 2017

Private & Confidential

The Lord Lupton CBE

Dear James

Non-executive Director Appointment – Lloyds Banking Group plc

Following our recent discussions, I am pleased to confirm that the Board of Lloyds Banking Group plc (“the company”) has approved in principle your appointment as a non-executive director.

All directors of the company also serve on the principal subsidiary boards of Lloyds Bank plc, HBOS plc and Bank of Scotland plc. This letter also covers your appointment as a non-executive director of those companies. The boards generally meet simultaneously.

I can confirm that the Board of the company has also approved in principle your expected appointment as Chairman of Lloyds Bank’s Non-Ring Fence Bank subsidiary, (“NRFB”). The NRFB is intended to be a wholly-owned subsidiary of the company, carrying on the non-ring fenced banking business of the group comprising the company and its subsidiaries (“the Group”). Prior to the NRFB subsidiary Board becoming accountable, you will be a member and Chairman of the preparatory Board which will provide advice to the accountable executives. These appointments are discussed further in paragraph 1 below (“Appointment”).

Your appointments are subject to the terms and conditions set out in this letter.

1.	Appointment

Your appointment to the Group Board and membership of the NRFB preparatory Board will commence on or after 1 June, 2017 depending on the conclusion, to the satisfaction of the Board, of discussions with the Prudential Regulatory Authority (“PRA”) and the Financial Conduct Authority (“FCA”) (together, “Regulators”) concerning your proposed future appointment as Chairman of the NRFB. Your appointment to the Group Board is for an initial term of three years, expiring at the Annual General Meeting (AGM) of the company in 2020. Appointments are reviewable annually. Subject to satisfactory performance and Board approval, you will be invited to stand for annual re-election by shareholders at the AGM in each year of your appointment.

Subject to a review of performance and the requirements of the Board at the time, non-executive directors may be invited to serve for a further term.

Continuation of your appointments is subject to:

•	approval by the Regulators, at such time as they may specify, of your appointment as Chairman of the NRFB and to this approval being maintained. As a director requiring such approval in respect of the NRFB, you will be required to adhere to certain standards set by the Regulators. A copy of the applicable standards is included in your appointment pack. You must inform the company and PRA and FCA of any significant changes in your personal circumstances which may have an impact on your approved status;

•	satisfactory performance and contribution to the Board and any Board committees on which you serve;

•	election and re-election as a director by the company’s shareholders in general meeting as required by the company’s articles of association and codes to which the company subscribes, in particular, the Financial Reporting Council’s UK Corporate Governance Code.

•	satisfactory performance as Chairman of the NRFB Preparatory Board (as defined below) and the NRFB.

The establishment of the NRFB is a process which will depend on the approval by the Regulators of an application for a banking licence and the conclusion of a court process for the transfer to the NRFB of parts of the banking business of the Group. The timing of the formal approval by the Regulators of the appointment of directors to the NRFB is a matter which remains to be agreed with the Regulators.

On appointment, you will join the Group Board immediately. You would also become Chairman of the NRFB Preparatory Board.

The other members of the NRFB Preparatory Board would be the other directors–designate of the NRFB and the Group’s Chief Financial Officer. The role of the NRFB Preparatory Board will be to provide advice and support to the responsible Group Executive (George Culmer), the designated NRFB Executives, and yourself as Chairman designate of the NRFB Board in establishing the NRFB as a fully operational banking subsidiary of the company, with effective board governance.

The NRFB Preparatory Board would be expected to meet regularly to review the development of the NRFB and its governance, including:

•	The business model and its commercial relationship with other parts of the Group

•	Financial plans and resilience – balance sheet, capital, liquidity, profitability

•	Operational plans, including services dependent on the Group and IT resilience

•	Key risks and controls, including second and third line risk structures and other organizational reporting lines

•	Management information and board reporting

•	Future governance requirements, including operation of NRFB Board Risk and Audit Committees, matters reserved and the handling of any conflict areas

•	Transitional arrangements and matters for escalation

For clarity, the NRFB Preparatory Board will not be the formal board of directors of the NRFB. Prior to the NRFB directors-designate becoming directors of the NRFB, responsibility for executive decisions will rest with the executive directors-designate of the NRFB, who will be accountable through the normal executive lines to the Group Executive Committee, the Group Chief Executive, the Chief Financial Officer and the Group Board.

The NRFB Preparatory Board will be succeeded by a formal NRFB Board at a time approved by the Regulators with NRFB board members then taking the responsibilities incumbent on them as directors and with governance arrangements within the Group as then defined. Formal appointment as a Director and Chairman of the NRFB will be the subject of a separate letter at that time.

2.	Termination

You will cease to hold the office of director if:

(i)	you resign from your appointment or choose not to stand for re-election;

(ii)	the company terminates your appointment or chooses not to propose you for re-election;

(iii)	shareholders fail to elect or re-elect you;

(iv)	you fail to meet, on an ongoing basis, the standards expected of a person performing your role; or

(v)	the articles of association or any law or regulation prevents you from continuing in office.

In the case of (i) and (ii) above, there is no entitlement to notice or to compensation for loss of office. However, the company will endeavor to give you reasonable notice where appropriate. You are requested to make the Chairman aware of any intention not to seek re-election so that the board can plan for orderly succession.

In the case of termination under (iii), (iv) or (v) above, your appointment will terminate automatically with immediate effect and without compensation.

3.	Board Committees

In addition to your appointment as a non-executive director you will be required to serve on at least two Board Committees which may be subject to rotation. Initially, you will serve as:

•	Member, Risk Committee

•	Member, Audit Committee

You may also be required to serve on ad hoc Board Committees established from time to time for a specific purpose.

•	It is proposed that, on appointment, you would become a member of an adhoc Non-Ring Fence Bank Committee of the Group Board established to address issues arising from the formation of the NRFB which create conflicts within the Group or, for other reasons, need escalation within the Group.

4.	Role

Your duties will be those required of a non-executive director. Non-executive directors have the same legal responsibilities as other directors.

The Board is collectively responsible for promoting the success of the company by directing the company’s affairs. As members of the unitary board, all directors are required to:

•	provide entrepreneurial leadership of the company within a framework of prudent and effective controls which enable risk to be assessed and managed.

•	set the company’s strategic aims, ensure that the necessary financial and human resources are in place for the company to meet its objectives, and review management performance; and

Page | 3

•	set the company’s values and standards and ensure that its obligations to its shareholders and others are understood and met.

In addition, as Chairman of the NRFB Preparatory Board you will be responsible for leadership of the NRFB Preparatory Board in the light of the role of the Preparatory Board as set out above. Subsequently, as Chairman of the NRFB, you will be responsible for the leadership of the NRFB, including:

•	running the NRFB Board and setting its agenda

•	ensuring that directors of the NRFB receive accurate, timely and clear information and that the NRFB Board as a whole is devoting its time to the right matters;

•	managing the NRFB Board and facilitating a culture of open debate, ensuring that sufficient time is allowed for discussion of complex or contentious issues;

•	ensuring that the composition of the NRFB Board is appropriate for the efficient running of the business;

•	evaluating the overall effectiveness of the NRFB Board, including the collective and individual performance of directors.

5.	Responsibilities and accountabilities

Your more specific responsibilities and accountabilities are reflected in the group’s wider governance framework and will include, to the extent relevant, any responsibilities prescribed pursuant to UK regulation and as notified to the PRA and/or FCA, details of which are available from the Company secretary.

6.	Time Commitment

As a non-executive director, you are required to devote such time as is necessary for the effective discharge of your duties. The likely minimum time commitment for your role is approximately 65 – 75 days per annum which is made up as follows:

•	Base time commitment for LBG non-executive directors:	c.25 - 28 days
•	Additional time for membership of Risk Committee	c.5- 6 days
•	Additional time for membership of Audit Committee	c.5- 6 days
•	Additional time for Chairmanship of the NRFB Preparatory Board/the NRFB Board	30 – 35 days

The estimated time commitment includes scheduled Board and Committee meetings relevant to your role, plus strategy sessions (including a 2 - 3 day offsite meeting), attendance at the AGM and preparation for meetings. A schedule of Board and committee meetings is included in your appointment pack.

The above minimum time commitment is based on planned events. From time to time, you may be required to attend meetings at short notice. In such cases, you will be required to make yourself available as appropriate.

In your capacity as a director of Lloyds Banking Group plc and/or as Chairman of the NRFB, you may be required to attend or represent the Group at meetings with the Regulators, the Government, investors or other third parties as appropriate.

Depending on your other commitments, you may be expected to relinquish other appointments to ensure that you can meet the legal and time commitments of the role. Legislation limits a director of a financial services company to holding a maximum of four non-executive director roles.

By accepting this appointment, you confirm that you are able to allocate sufficient time to meet the expectations of your role to the satisfaction of the board.

The agreement of the Chairman should be sought before accepting additional commitments in order to discuss whether they might affect your ability to meet the time commitments necessary to discharge your duties and enable potential conflict issues to be identified and resolved.

7.	Fees and Expenses

The following annual fees are payable in respect of your appointment:

•	Non-executive base fee	£ 76,500
•	Additional fee for membership of Risk Committee	£ 32,000
•	Additional fee for membership of Audit Committee	£ 32,000
•	Additional fee for Chairmanship of the NRFB Preparatory Bank/NRFB	£135,000

Total fees payable:		£275,500

You will also be entitled to claim for reimbursement of reasonable expenses incurred in the course of your duties as a Director so long as these conform to the expenses policy agreed by the Board.

8.	Outside Interests

It is accepted and acknowledged that you have business interests other than those of the company. As a condition of your appointment you are required to declare any such directorships, appointments and interests to the board in writing. If you take on any additional business interests or become aware of any potential conflicts of interest, these must be disclosed to the board as soon as they arise or become known to you. If at any time you are considering acquiring any new interest which might give rise to a conflict of interest with the company you must first discuss the matter with the Chairman and obtain a resolution of the board authorising such interest. Regardless of any approval given in relation to outside interests, it is your responsibility to ensure that you can meet the time commitment required by the role.

You have disclosed that, while you will resign from all board positions in the Greenhill Group before joining our board, you have will retain a role as a Senior Adviser. You will, accordingly, take active steps to avoid exposure in the NRFB Preparatory Board, the NRFB and the Board of the company to any information relating to individual corporates in circumstances where access to such information could give rise, or be perceived to give rise, to a conflict of interest.

9.	Confidentiality

You will not use or disclose to any person, firm or organisation (except as required by law or to carry out your duties under this letter) any trade secrets, know-how, business information or other private or confidential information relating to the business, finances or affairs of the company or any member of the Lloyds Banking Group, or any customer of the company or any other information provided on the basis that it is confidential. You will use your best endeavours to prevent the unauthorised use or disclosure of any such information.

This restriction will continue to apply after your appointment ends without limit in time but will not apply to information which becomes public, unless through unauthorised disclosure by you. After your appointment ends you will return all documents and information (whether written, visual or electronic) under your control which belong to the company or any member of the Group.

Page | 5

Your attention is also drawn to the requirements under both legislation and regulation relating to the disclosure of price sensitive information. You should avoid making any statements or engaging in any dealings that might contravene these requirements. The Company Secretary can provide further information and advice on these matters if required. Company policy is that all external communication on company affairs is restricted to the Chairman, Chief Executive and Corporate Affairs Director only.

10.	Induction

Following appointment, the company will provide further tailored induction to the extent required. You are entitled to request any additional information or briefings to assist you in the execution of your duties.

11.	Evaluation and review of performance

The performance of individual directors and the board and its committees is evaluated annually. In the interim, if there are any matters which you wish to discuss in relation to your role, please feel free to contact me.

12.	Directors’ Liability Indemnity and Insurance

To the extent permitted by law, directors are entitled to be indemnified by the company against all costs and liabilities incurred by them in execution of their duties. A deed of indemnity is included in your appointment pack for signature and return.

You will also have the benefit of any directors’ and officers’ insurance cover maintained from time to time by the company (but this shall not oblige the company to maintain any such cover either at all, or on current terms).

13.	Independent Professional Advice

Occasions may arise when you consider that you need professional advice in the furtherance of your duties as a director and it will be appropriate for you to consult independent advisers at the company’s expense. The company will reimburse the full cost of expenditure incurred.

14.	Disclosure and Dealings in Shares

The company may be required to include in its annual accounts a note of any material interest that a director may have in any transaction or arrangement that the company has entered into. You must disclose any such interest as soon as possible but no later than the board meeting at which the transaction or arrangement is first discussed so that the Board can note your interest and, if appropriate, approve any conflicts. A general notice that you are interested in any contracts with a particular person, firm or company is acceptable.

During the continuation of your appointment you will be expected to comply (and to procure that your spouse and any connected persons comply) where relevant with any rule of law or regulation of any competent authority or of the company from time to time in force in relation to dealings in shares, debentures and other securities of the company and the unpublished price sensitive information affecting the shares, debentures and other securities of the company.

Details of the procedure for dealing in shares, together with explanatory notes on the code of market conduct/model code, will be in your appointment pack.

15.	Shareholdings

All directors are encouraged to hold shares in the company. If you would like to receive whole or part of your monthly fee in shares, we would be happy to make the necessary arrangements for you.

Please acknowledge receipt and acceptance of the above terms by signing and returning the enclosed copy of this letter.

Please do not hesitate to contact me for any assistance in any matters during the term of your appointment. I look forward to welcoming you to the Board.

Best regards

/s/ Norman Blackwell

I acknowledge receipt of the letter dated 2 March, 2017 of which this is a copy and accept the terms of appointment.

Signed /s/ Lord Lupton
Date 4 April, 2017

Page | 7